FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. on January 29, 2007 announcing that the underwriters of its secondary offering exercised in full an over-allotment option granted to the underwriters by the selling shareholders.

                                                Exhibit 1



                                                Corporate Contact:
                                                Ioannis Zafirakis
                                                Director and Vice-President
                                                Telephone: + 30-210-9470100
                                                izafirakis@dianashippinginc.com
For Immediate Release
                                                Investor and Media Relations:
                                                Edward Nebb
                                                Euro RSCG Magnet
                                                Telephone: + 1-212-367-6848
                                                ed.nebb@eurorscg.com


            DIANA SHIPPING INC. ANNOUNCES EXERCISE OF OVER-ALLOTMENT
                          OPTION IN SECONDARY OFFERING

ATHENS, GREECE, January 29, 2007 - Diana Shipping Inc. (NYSE: DSX) today announced that the underwriters of its secondary offering of 5,000,000 common shares, which was priced on January 23, 2007, exercised in full an over-allotment option granted to the underwriters by the selling shareholders. The selling shareholders have sold an additional 750,000 common shares as a result of the over-allotment exercise. The Company did not receive any proceeds from the sale.

Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC were the joint global coordinators and joint book-running managers for the offering.

The offering has been made only by means of a prospectus and related prospectus supplement, which have been filed with the Securities and Exchange Commission. Copies of the prospectus and prospectus supplement may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, telephone:
(866) 803-9204 and from Wachovia Capital Markets, LLC at 375 Park Avenue, New York, New York 10152, telephone: (800) 326-5897.

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DIANA SHIPPING INC.
                                                  (registrant)


Dated:  January 30, 2007                      By:  /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President



SK 23159 0002 742963